Thrive World Wide Inc.

638 Main Street, Lake Geneva WI 53147

September 20, 2010

United States Securities and Exchange Commission

100 F Street N.W.

Washington. D.C. 20549

Attention: William H. Thompson/Lisa Sellars
Re: Comment Letter, Thrive World Wide, Inc. dated June 10, 2010
Phone: (202) 551-3344/(202) 551-3348
Fax: (202) 772-9202

Dear Mr. Thompson and Ms. Sellars:

We have reviewed your comment letter addressed to Mr. Andrew Schenker concerning Thrive World Wide, Inc.’s Amendment No. 1 to Form 8-K, filed July 7, 2010 (File No. 000-53880). Based on your comments we make the following statements and have filed them through Edgar.

Thrive World Wide, Inc., as the company responsible for the preparation and filing of its above-captioned financial statements, hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me, at (858) 436-3368, of any questions.

Sincerely,